FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006,

PERMANENT FINANCING (NO. 7) PLC

(Translation of registrant’s name into English)

35 Great St. Helens, London EC3A 6AP, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

35 Great St. Helens, London EC3A 6AP, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No   ☒

Permanent Mortgages Trustee Limited		Quarter 6/12/2006 to 9/11/2006
Monthly Report	July 2006

Date of Report	8/4/2006

Mortgages

Number of Mortgages in Pool	567,943

Current Principal Balance	£41,014,397,486
Opening Trust Assets	£100
Total	£41,014,397,586

Notes Outstanding	£30,886,823,000
Funding Share	£29,797,534,952
Cash Accumulation Balance	£1,088,800,000
Funding Share Percentage	72.65384%
Seller Share	£11,216,862,534
Seller Share Percentage	27.34616%

Minimum Seller Share (Amount)	£2,054,578,533
Minimum Seller Share (% of Total)	5.00941%

Arrears Analysis	Number	Principal	Arrears	% by Principal
Less than 1 month	556,869	£40,005,964,432.95	£1,859,119.07	97.54%
1 - < 2 months	5,306	£469,854,202.86	£3,450,575.59	1.15%
2 - < 3 months	1,667	£150,640,754.59	£2,190,336.33	0.37%
3 - < 6 months	2,263	£210,972,326.57	£5,432,864.00	0.51%
6 - < 12 months	1,466	£139,383,836.50	£6,914,088.73	0.34%
12 months +	372	£37,581,932.55	£3,196,215.64	0.09%
Total	567,943	£41,014,397,486.02	£23,043,199.36	100.00%

Properties in Possession	Number	Balance	Amount in Arrears
Total	127	£12,452,747.95	£936,433.55

Properties in Possession (this month)

Number Brought Forward	113
Repossessed	48
Sold	33
Relinquished	1
Number Carried Forward	127

Average Time from Possession to Sale in days	107
Average Arrears at Sale	£9,636.54

MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note : The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal
Substituted this period (this month)	0	£—
Substituted to date (since 06/14/2002)*	269,422	£19,948,880,951.42

* On March 22nd, 2006, Permanent 9 closed. The Permanent Trust was topped-up by 101,599 accounts (to value: £9,637,574,095.28). These are not included above.

CPR Analysis	Monthly	Annualised
(includes redemptions and repurchases)
Current 1 Month CPR Rate	3.18%	32.14%
Previous 3 Month CPR Rate	3.02%	30.76%
Previous 12 Month CPR Rate	3.22%	32.52%

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	36.70
Average Loan Size	£72,215.69
Weighted Average Current HPI LTV (by value)	49.98%
Weighted Average Current LTV (by value)	59.90%

Yield Net of Funding Swap over 3 Month Sterling LIBOR
Current Month	0.614%

Excess Spread
July 2006	0.375%
June 2006	0.376%
May 2006	0.344%

Product Breakdown
Fixed Rate%	45.90%
Tracker Rate%	40.10%
Other Variable Rate%	14.01%

LTV Levels Breakdown *	Number	Value	% of Total
0 - 30%	131,738	£4,009,030,083.75	9.77%
30 - 35%	33,735	£1,835,294,403.98	4.47%
35 - 40%	35,505	£2,145,192,099.00	5.23%
40 - 45%	36,827	£2,475,131,636.98	6.03%
45 - 50%	37,708	£2,792,891,739.02	6.81%
50 - 55%	37,470	£3,009,566,447.93	7.34%
55 - 60%	37,420	£3,258,331,566.40	7.94%
60 - 65%	36,975	£3,466,496,077.12	8.45%
65 - 70%	37,149	£3,670,113,654.17	8.95%
70 - 75%	38,171	£4,108,715,580.87	10.02%
75 - 80%	24,458	£2,401,067,149.61	5.85%
80 - 85%	22,316	£2,060,403,489.55	5.02%
85 - 90%	25,458	£2,517,436,075.82	6.14%
90 - 95%	18,227	£1,784,908,890.70	4.35%
95 - 100%	13,971	£1,407,884,044.99	3.43%
100% +	815	£71,934,546.13	0.18%
Totals	567,943	£41,014,397,486.02	100.00%

* Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total
0 - 30%	208,782	£7,314,078,883.76	17.83%
30 - 35%	51,038	£3,049,952,968.89	7.44%
35 - 40%	48,690	£3,298,521,814.77	8.04%
40 - 45%	43,169	£3,367,065,873.04	8.21%
45 - 50%	39,541	£3,435,509,699.10	8.38%
50 - 55%	35,472	£3,444,838,944.83	8.40%
55 - 60%	32,322	£3,483,370,607.04	8.49%
60 - 65%	29,751	£3,456,905,023.64	8.43%
65 - 70%	24,733	£3,217,685,707.55	7.85%
70 - 75%	15,878	£1,990,188,646.88	4.85%
75 - 80%	13,905	£1,753,910,987.22	4.28%
80 - 85%	13,053	£1,736,802,636.45	4.23%
85 - 90%	8,368	£1,062,076,092.69	2.59%
90 - 95%	3,055	£380,192,055.62	0.93%
95 - 100%	176	£21,928,760.09	0.05%
100% +	10	£1,368,784.45	0.00%
Totals	567,943	£41,014,397,486.02	100.00%

** Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	6.50%
Effective Date of Change	9/1/2005
Current HVR2 Rate	5.75%
Effective Date of Change	9/1/2005

Notes	Deal	Rating (Moody’s/S&P/Fitch)	Outstanding	Reference Rate	Margin
Series 1 Class A	Permanent Financing No.9	P-1 / A-1+ / F1+	$1,500,000,000.00	5.34500%	-0.030%
Series 1 Class B	Permanent Financing No.9	Aa3 / AA / AA	$63,400,000.00	5.30000%	0.080%
Series 1 Class C	Permanent Financing No.9	Baa2 / BBB / BBB	$66,600,000.00	5.30000%	0.300%
Series 2 Class A	Permanent Financing No.3	Aaa / AAA / AAA	$1,700,000,000.00	5.30000%	0.110%
Series 2 Class A	Permanent Financing No.4	Aaa / AAA / AAA	$2,400,000,000.00	5.30000%	0.070%
Series 2 Class A	Permanent Financing No.5	Aaa / AAA / AAA	$1,300,000,000.00	5.30000%	0.110%
Series 2 Class A	Permanent Financing No.6	Aaa / AAA / AAA	$1,000,000,000.00	5.30000%	0.090%
Series 2 Class A	Permanent Financing No.7	Aaa / AAA / AAA	$1,400,000,000.00	5.30000%	0.040%
Series 2 Class A	Permanent Financing No.8	Aaa / AAA / AAA	$1,400,000,000.00	5.30000%	0.070%
Series 2 Class A	Permanent Financing No.9	Aaa / AAA / AAA	$1,750,000,000.00	5.30000%	0.040%
Series 2 Class B	Permanent Financing No.3	Aa3 / AA / AA	$59,000,000.00	5.30000%	0.250%
Series 2 Class B	Permanent Financing No.4	Aa3 / AA / AA	$100,700,000.00	5.30000%	0.180%
Series 2 Class B	Permanent Financing No.5	Aa3 / AA / AA	$56,400,000.00	5.30000%	0.180%
Series 2 Class B	Permanent Financing No.6	Aa3 / AA / AA	$35,800,000.00	5.30000%	0.140%
Series 2 Class B	Permanent Financing No.7	Aa3 / AA / AA	$60,700,000.00	5.30000%	0.110%
Series 2 Class B	Permanent Financing No.8	Aa3 / AA / AA	$69,800,000.00	5.30000%	0.150%
Series 2 Class B	Permanent Financing No.9	Aa3 / AA / AA	$67,800,000.00	5.30000%	0.130%
Series 2 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	$59,000,000.00	5.30000%	1.050%
Series 2 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	$82,200,000.00	5.30000%	0.720%
Series 2 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	$46,200,000.00	5.30000%	0.650%
Series 2 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	$34,700,000.00	5.30000%	0.450%
Series 2 Class C	Permanent Financing No.7	Baa2 / BBB / BBB	$59,200,000.00	5.30000%	0.330%
Series 2 Class C	Permanent Financing No.8	Baa2 / BBB / BBB	$82,900,000.00	5.30000%	0.400%
Series 2 Class C	Permanent Financing No.9	Baa2 / BBB / BBB	$72,800,000.00	5.30000%	0.380%
Series 2 Class M	Permanent Financing No.4	A2/A/A	$59,900,000.00	5.30000%	0.330%
Series 3 Class A	Permanent Financing No.3	Aaa / AAA / AAA	$1,500,000,000.00	5.30000%	0.180%
Series 3 Class A	Permanent Financing No.4	Aaa / AAA / AAA	$1,700,000,000.00	5.30000%	0.140%
Series 3 Class A	Permanent Financing No.5	Aaa / AAA / AAA	$750,000,000.00	5.30000%	0.160%
Series 3 Class A	Permanent Financing No.6	Aaa / AAA / AAA	£1,000,000,000.00	4.72000%	0.125%
Series 3 Class A	Permanent Financing No.7	Aaa / AAA / AAA	€1,700,000,000.00	2.99000%	0.070%
Series 3 Class A	Permanent Financing No.8	Aaa / AAA / AAA	$1,000,000,000.00	5.30000%	0.120%
Series 3 Class A	Permanent Financing No.9	Aaa / AAA / AAA	$1,000,000,000.00	5.30000%	0.100%
Series 3 Class B	Permanent Financing No.3	Aa3 / AA / AA	$52,000,000.00	5.30000%	0.350%

Series 3 Class B	Permanent Financing No.4	Aa3 / AA / AA	$75,800,000.00	5.30000%	0.230%
Series 3 Class B	Permanent Financing No.5	Aa3 / AA / AA	$32,500,000.00	5.30000%	0.260%
Series 3 Class B	Permanent Financing No.6	Aa3 / AA / AA	£35,300,000.00	4.72000%	0.230%
Series 3 Class B	Permanent Financing No.7	Aa3 / AA / AA	€73,700,000.00	2.99000%	0.120%
Series 3 Class B	Permanent Financing No.8	Aa3 / AA / AA	$52,000,000.00	5.30000%	0.200%
Series 3 Class B	Permanent Financing No.9	Aa3 / AA / AA	$38,000,000.00	5.30000%	0.170%
Series 3 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	$52,000,000.00	5.30000%	1.150%
Series 3 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	$55,400,000.00	5.30000%	0.800%
Series 3 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	$27,000,000.00	5.30000%	0.820%
Series 3 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	£34,200,000.00	4.72000%	0.680%
Series 3 Class C	Permanent Financing No.7	Baa2 / BBB / BBB	€71,800,000.00	2.99000%	0.430%
Series 3 Class C	Permanent Financing No.8	Baa2 / BBB / BBB	$40,400,000.00	5.30000%	0.520%
Series 3 Class C	Permanent Financing No.9	Baa2 / BBB / BBB	$41,900,000.00	5.30000%	0.500%
Series 3 Class M	Permanent Financing No.4	A2/A/A	$40,400,000.00	5.30000%	0.370%
Series 4 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	5.30000%	0.220%
Series 4 Class A	Permanent Financing No.4	Aaa / AAA / AAA	€1,500,000,000.00	2.99000%	0.150%
Series 4 Class A	Permanent Financing No.5	Aaa / AAA / AAA	€1,000,000,000.00	2.99000%	0.170%
Series 4 Class A	Permanent Financing No.6	Aaa / AAA / AAA	€750,000,000.00	2.99000%	0.140%
Series 4 Class A	Permanent Financing No.7	Aaa / AAA / AAA	£850,000,000.00	4.72000%	0.080%
Series 4 Class A	Permanent Financing No.8	Aaa / AAA / AAA	€1,000,000,000.00	2.99000%	0.130%
Series 4 Class A	Permanent Financing No.9	Aaa / AAA / AAA	€1,600,000,000.00	2.99000%	0.110%
Series 4 Class A1	Permanent Financing No.1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A1	Permanent Financing No.3	Aaa / AAA / AAA	€700,000,000.00	2.99000%	0.190%
Series 4 Class A2	Permanent Financing No.1	Aaa / AAA / AAA	£1,000,000,000.00	4.72000%	0.180%
Series 4 Class A2	Permanent Financing No.3	Aaa / AAA / AAA	£750,000,000.00	4.72000%	0.190%
Series 4 Class B	Permanent Financing No.1	Aa3 / AA / AA	£52,000,000.00	4.72000%	0.300%
Series 4 Class B	Permanent Financing No.2	Aa3 / AA / AA	€56,500,000.00	2.99000%	0.450%
Series 4 Class B	Permanent Financing No.3	Aa3 / AA / AA	€62,000,000.00	2.99000%	0.390%
Series 4 Class B	Permanent Financing No.4	Aa3 / AA / AA	€85,000,000.00	2.99000%	0.352%
Series 4 Class B	Permanent Financing No.5	Aa3 / AA / AA	€43,500,000.00	2.99000%	0.330%
Series 4 Class B	Permanent Financing No.6	Aa3 / AA / AA	€26,100,000.00	2.99000%	0.230%
Series 4 Class B	Permanent Financing No.7	Aa3 / AA / AA	£36,800,000.00	4.72000%	0.130%
Series 4 Class B	Permanent Financing No.8	Aa3 / AA / AA	€47,200,000.00	2.99000%	0.200%
Series 4 Class B	Permanent Financing No.9	Aa3 / AA / AA	€61,200,000.00	2.99000%	0.150%
Series 4 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	£52,000,000.00	4.72000%	1.200%
Series 4 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€56,500,000.00	2.99000%	1.450%
Series 4 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	€62,000,000.00	2.99000%	1.180%
Series 4 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	€36,000,000.00	2.99000%	0.780%
Series 4 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	€25,300,000.00	2.99000%	0.680%
Series 4 Class C	Permanent Financing No.7	Baa2 / BBB / BBB	£35,900,000.00	4.72000%	0.450%
Series 4 Class C	Permanent Financing No.8	Baa2 / BBB / BBB	€65,700,000.00	2.99000%	0.520%
Series 4 Class C	Permanent Financing No.9	Baa2 / BBB / BBB	€64,600,000.00	2.99000%	0.500%
Series 4 Class M	Permanent Financing No.4	A2/A/A	€62,500,000.00	2.99000%	0.534%
Series 5 Class A	Permanent Financing No.2	Aaa / AAA / AAA	£750,000,000.00	4.72000%	0.250%
Series 5 Class A	Permanent Financing No.3	Aaa / AAA / AAA	£400,000,000.00		5.521%
Series 5 Class A	Permanent Financing No.7	Aaa / AAA / AAA	£500,000,000.00	4.72000%	0.100%
Series 5 Class A	Permanent Financing No.9	Aaa / AAA / AAA	£750,000,000.00	4.72000%	0.110%
Series 5 Class A1	Permanent Financing No.4	Aaa / AAA / AAA	€750,000,000.00		3.962%
Series 5 Class A1	Permanent Financing No.5	Aaa / AAA / AAA	£500,000,000.00		5.625%
Series 5 Class A1	Permanent Financing No.6	Aaa / AAA / AAA	£500,000,000.00	4.72000%	0.150%
Series 5 Class A1	Permanent Financing No.8	Aaa / AAA / AAA	£400,000,000.00	4.72000%	0.150%
Series 5 Class A2	Permanent Financing No.4	Aaa / AAA / AAA	£1,100,000,000.00	4.72000%	0.170%
Series 5 Class A2	Permanent Financing No.5	Aaa / AAA / AAA	£750,000,000.00	4.72000%	0.190%
Series 5 Class A2	Permanent Financing No.6	Aaa / AAA / AAA	£500,000,000.00	4.72000%	0.160%
Series 5 Class A2	Permanent Financing No.8	Aaa / AAA / AAA	£600,000,000.00	4.72000%	0.150%
Series 5 Class A3	Permanent Financing No.8	Aaa / AAA / AAA	£500,000,000.00	4.72000%	0.150%
Series 5 Class B	Permanent Financing No.2	Aa3 / AA / AA	£26,000,000.00	4.72000%	0.450%
Series 5 Class B	Permanent Financing No.3	Aa3 / AA / AA	€20,000,000.00	2.99000%	0.450%
Series 5 Class B	Permanent Financing No.4	Aa3 / AA / AA	£43,000,000.00	4.72000%	0.330%
Series 5 Class B	Permanent Financing No.5	Aa3 / AA / AA	£47,000,000.00	4.72000%	0.350%
Series 5 Class B	Permanent Financing No.6	Aa3 / AA / AA	£34,800,000.00	4.72000%	0.310%
Series 5 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	£26,000,000.00	4.72000%	1.450%
Series 5 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	€20,000,000.00	2.99000%	1.230%
Series 5 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	£54,000,000.00	4.72000%	0.900%
Series 5 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	£39,000,000.00	4.72000%	0.850%
Series 5 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	£33,700,000.00	4.72000%	0.800%
Series 5 Class M	Permanent Financing No.4	A2/A/A	£32,000,000.00	4.72000%	0.500%

Funding level Reserve Fund requirement	£545,000,000.00
Balance brought forward	£526,008,177.24
Drawings this period	£—
Top-up this period*	£—
Current Balance	£526,008,177.24

Liquidity Facility Original Amount	£150,000,000.00
Balance brought forward	£150,000,000.00
Drawings this period	£—
Liquidity Repaid this period	£—
Closing balance for period	£150,000,000.00

*Top-ups only occur at the end of each quarter.

Trigger Events:

Non-asset trigger events:

If the Seller suffers an Insolvency Event.

If the role of the Seller as Servicer is terminated and a new servicer is not appointed within 30 days.

If the current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

If the outstanding principal balance of the trust property is less than £31,000,000,000 to September 9th, 2009.

Asset trigger events:

If there has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

Month	Pool Balance	Funding Share	Seller Share	Funding Share %	Seller Share %
July 2006	£42,354,910,076.25	£29,797,778,044.46	£12,557,132,031.79	70.35511%	29.64489%
June 2006	£43,631,356,237.04	£29,868,413,399.52	£13,762,942,837.52	68.45836%	31.54164%
May 2006	£44,943,085,206.23	£29,868,637,336.47	£15,074,447,869.76	66.46110%	33.53890%

Principal Ledger

Month	Principal Received	Further Advances	Sub Total
July 2006	£936,677,498.20	£409,757,615.96	£1,346,435,114.16
June 2006	£901,450,721.17	£380,539,544.09	£1,281,990,265.26
May 2006	£1,023,243,464.92	£294,686,730.33	£1,317,930,195.25
	£2,861,371,684.29	£1,084,983,890.38	£3,946,355,574.67

Principal Distribution

Month	Funding	Seller
July 2006	£—	£1,346,435,114.16
June 2006	£70,390,399.52	£1,211,599,865.74
May 2006	£—	£1,317,930,195.25
	£70,390,399.52	£3,875,965,175.15

Revenue Ledger

Month	Revenue Received	GIC Interest	Authorised Investment Income	Sub Total
July 2006	£179,790,207.20	£3,396,832.17	£—	£183,187,039.37
June 2006	£178,936,959.62	£3,858,061.91	£—	£182,795,021.53
May 2006	£191,146,278.38	£3,609,110.76	£—	£194,755,389.14
	£549,873,445.20	£10,864,004.84	£—	£560,737,450.04

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue
July 2006	£—	£1,820,888.97	£181,366,150.40
June 2006	£—	£1,762,150.62	£181,032,870.91
May 2006	£1,038.28	£1,576,322.12	£193,178,028.74
	£1,038.28	£5,159,361.71	£555,577,050.05

Revenue Distribution

Month	Funding	Seller
July 2006	£128,759,883.48	£52,606,266.92
June 2006	£125,035,320.90	£55,997,550.01
May 2006	£129,484,822.63	£63,693,206.11
	£383,280,027.01	£172,297,023.04

Losses Ledger

Month	Losses in Month	Balance
July 2006	£345,522.60	£1,792,455.10
June 2006	£357,816.84	£1,446,932.50
May 2006	£336,944.39	£1,089,115.66
	£1,040,283.83

Losses Distribution

Month	Funding	Seller
July 2006	£243,092.81	£102,429.79
June 2006	£244,955.54	£112,861.30
May 2006	£223,936.95	£113,007.44
	£711,985.30	£328,298.53

CPR Analysis

Month	1 Month CPR	3 Month CPR	12 Month CPR
July 2006	3.18%	3.02%	3.22%
June 2006	2.94%	2.84%	3.26%
May 2006	2.93%	3.00%	3.26%

Regional Analysis

Halifax Mapped Region	Number	Value	% of Total
London & South East	114,191	£12,277,535,657.48	29.93%
Midlands & East Anglia	125,825	£9,148,681,787.54	22.31%
North	104,810	£5,622,542,728.55	13.71%
North West	83,991	£4,838,443,371.67	11.80%
South Wales & West	81,534	£6,046,277,917.57	14.74%
Scotland	57,303	£3,048,194,818.03	7.43%
Unknown	289	£32,721,205.17	0.08%
Totals	567,943	£41,014,397,486.02	100.00%

Contact Details - If you have any queries regarding this report please contact:-

Tracey Hill

LP/3/3/SEC

Trinity Road

Halifax

HX1 2RG

Tel:  +44 (0) 113 235 2176

Fax: +44 (0) 113 235 7511

e-mail: traceyhill@halifax.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 7) PLC
(Registrant)

Date 14th August 2006	/s/David Balai

By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date 14th August 2006	/s/David Balai

By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date 14th August 2006	/s/David Balai

By: David Balai
Title: Director